UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                       For the date of 15 September, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Embargo 07.00                                                  15 September 2003

                           Allied Irish Banks, p.l.c.

                         Sale of New York Retail Branch

Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has today announced that it has agreed to sell its New York Retail Branch at 405 Park Avenue to Atlantic Bank of New York. The AIB Retail Branch includes consumer and small business deposits and loans. Atlantic Bank will commence the provision of full banking services from the existing branch location following the appropriate regulatory approvals.

AIB will continue to provide lending, treasury and advisory services to the Not-for-Profit and Corporate sectors from its own offices throughout the U.S., including New York, Philadelphia, Atlanta, Chicago and Los Angeles.

AIB previously announced its intention to sell its New York Retail Branch to M&T Bank Corporation ("M&T") but it was mutually agreed not to proceed with this transaction.

                                    - Ends -

For further information contact:

Alan Kelly                                             Trevor McEvoy

Head of Group Investor Relations                       Group Press Officer

AIB Group                                              AIB Group

Bankcentre                                             Bankcentre

Tel: +353 1 6412162                                    Tel: +353 1 6414651




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  15 September, 2003                       By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.